Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Western Refining, Inc. for the registration of debt securities, warrants, common stock, preferred stock, purchase contracts and units and to the incorporation by reference therein of our reports dated February 29, 2008, with respect to the consolidated financial statements of Western Refining, Inc. and the effectiveness of internal control over financial reporting of Western Refining, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Dallas, Texas
April 9, 2008